                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                October 17, 2001


                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  /X/    Form 40-F  / /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes   / /     No    /X/


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Translation of Vivendi Universal's Consolidated Half-Year Financial Statements as at June 30, 2001 provided to the Commission des Operations de Bourse and published in BALO (Bulletin Des Annonces Legales Obligatoires) on October 17, 2001.

                                  EXHIBIT LIST




Exhibit             Description

99.1 Translation of Vivendi Universal's Consolidated Half-Year Financial Statements as at June 30, 2001 provided to the Commission des Operations de Bourse and published in BALO (Bulletin Des Annonces Legales Obligatoires) on October 17, 2001.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VIVENDI UNIVERSAL


                                           By: /s/ George E. Bushnell III
                                               ---------------------------------
                                               Name:   George E. Bushnell III
                                               Title:  Vice President

Date:  October 17, 2001